October 7, 2019

Jason Chang
Chief Executive Officer
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

       Re: Sunstock, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed June 19, 2019
           File No. 000-54830

Dear Mr. Chang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services